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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b), (c) and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. 1)(1)

                          INFONET SERVICES CORPORATION
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                                (Name of Issuer)


                      CLASS B COMMON STOCK, PAR VALUE $.01
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                         (Title of Class of Securities)


                                   45666T 10 6
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                                 (CUSIP Number)


                                 AUGUST 30, 2000
                                 OCTOBER 1, 2000
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)


-----------------

(1)* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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---------------------                                          -----------------
CUSIP NO. 45666T 10 6                                          PAGE 2 OF 6 PAGES
---------------------                                          -----------------
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   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         DDI CORPORATION (KDDI), AS SUCCESSOR TO KDD CORPORATION (1)
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (A) [ ]
                                                                        (B) [ ]
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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         JAPAN
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                      5    SOLE VOTING POWER

                           47,889,562(1)
                      ----------------------------------------------------------
      Number of       6    SHARED VOTING POWER
       Shares
     Beneficially          -0-
      Owned By        ----------------------------------------------------------
        Each          7    SOLE DISPOSITIVE POWER
      Reporting
       Person              15,346,108(2)
        With          ----------------------------------------------------------
                      8    SHARED DISPOSITIVE POWER

                           32,543,454
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    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          47,889,562(2)
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   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          14.8%(3)
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Reporting Person is the surviving corporation as a result of the Merger of KDD Corporation with and into DDI CORPORATION (KDDI) on October 1, 2000.

(2) Includes Class A Common Stock which may, at the option of the Reporting Person, be converted into Class B Common Stock on a 1-for-1 basis.

(3) As of November 8, 2000; includes Class A Common Stock held by the Reporting Person as if such Class A Common Stock conversion occurred as of November 8, 2000.


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

---------------------                                          -----------------
CUSIP NO. 45666T 10 6                                          PAGE 3 OF 6 PAGES
---------------------                                          -----------------
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   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         EMPLOYEE RETIREMENT BENEFIT TRUST, OF DDI CORPORATION (KDDI),
         AS SUCCESSOR TO KDD CORPORATION AND THE TRUST MANAGER.
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         JAPAN
--------------------------------------------------------------------------------
                      5    SOLE VOTING POWER

                           -0-
                      ----------------------------------------------------------
      Number of       6    SHARED VOTING POWER
       Shares
     Beneficially          -0-
      Owned By        ----------------------------------------------------------
        Each          7    SOLE DISPOSITIVE POWER
      Reporting
       Person              -0-
        With          ----------------------------------------------------------
                      8    SHARED DISPOSITIVE POWER

                           32,543,454
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          32,543,454
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          10.5%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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            THIS AMENDMENT AMENDS THE SCHEDULE 13G ORIGINALLY FILED BY KDD
            CORPORATION ON FEBRUARY 14, 2000 ONLY TO THE EXTENT SET FORTH BELOW. ALL OTHER ITEMS REMAIN THE SAME.

ITEM 2(a)   NAME OF PERSONS FILING:

            DDI CORPORATION (KDDI), a Japan corporation. DDI CORPORATION
            (KDDI) is the successor in interest to KDD Corporation as a result of the merger of KDD Corporation with and into DDI CORPORATION (KDDI) on October 1, 2000; and

            The Employee Retirement Benefit Trust of DDI CORPORATION
            (KDDI), and the trust manager thereunder, established on August 30, 2000. The Employee Benefit Retirement Trust was established to fund certain obligations of KDD Corporation, now DDI CORPORATION (KDDI), to certain of its employees under certain benefit plans.

            The foregoing persons are hereinafter referred to as the "Reporting Persons."

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            The address of DDI CORPORATION is 8 Ichibancho, Chiyoda-Ku, Tokyo, 102-8401, Japan.

            The address of the Employee Retirement Benefit Trust of DDI CORPORATION (KDDI) is 6-2 Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-0005, Japan.

ITEM 2(c)   CITIZENSHIP:

            DDI CORPORATION (KDDI) is a corporation organized under the laws of Japan, and the Employee Retirement Benefit Trust is a trust organized under the laws of Japan.

ITEM 4      OWNERSHIP:

A. DDI CORPORATION (KDDI)

            (a) Amount beneficially owned: 47,889,562. Includes Class A Common
                Stock which, at the option of the Reporting Person, may be converted into Class B Common Stock on a 1 for 1 basis.

            (b) Percent of class: 14.8%(2)


--------------
(2) The percentages used herein and in the rest of Item 4 are calculated based upon the 308,891,055 shares of Class B Common Stock issued and outstanding as of November 8, 2000, as reflected in the Company's Quarterly Report on Form 10-Q for the quarter ending September 30, 2000 filed with the Securities and Exchange Commission on November 13, 2000. Includes for DDI Corporation (KDDI) the 15,346,108 shares of Class A Common Stock held by DDI Corporation (KDDI) as if such Class A Common Stock were converted into Class Be Common Stock on November 8, 2000.


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

            (c)(i) Sole power to vote or direct the vote: 47,889,562

               (ii) Shared power to vote or direct the vote: -0-

               (iii) Sole power to dispose or direct the disposition: 15,346,108

               (iv) Shared power to dispose or direct the disposition:
                    32,543,454. DDI CORPORATION (KDDI) shares the power to dispose these shares with the trust manager of the Employee Retirement Benefit Trust.

A. Employee Retirement Benefit Trust of DDI CORPORATION (KDDI), and the trust manager

            (a) Amount beneficially owned:  32,543,454

            (b) Percent of class:  10.5%.(2)

            (c)(i) Sole power to vote or direct the vote: -0-

               (ii) Shared power to vote or direct the vote:  -0-

               (iii) Sole power to dispose or direct the disposition: -0-

               (iv) Shared power to dispose or direct the disposition:
                    32,543,454. The trust manager of the Employee Benefit Retirement Trust shares power to dispose of these shares with DDI CORPORATION (KDDI).

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable. The Employee Benefit Retirement Trust was established to fund certain obligations of KDD Corporation, now DDI CORPORATION (KDDI), to certain of its employees under certain benefit plans. These employees do not have any right to receive or direct the receipt of dividends from, or the proceeds from the sale of, these shares.

ITEM 10.    CERTIFICATION.

            The Reporting Persons hereby make the following certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                   SIGNATURES

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2001                      DDI CORPORATION (KDDI)


                                             By: /s/ Masao Kojima
                                                 -------------------------------
                                                     Masao Kojima, Head of GN
                                                     Project Management Section,
                                                     GN Operations Dept.


                                             EMPLOYEE RETIREMENT BENEFIT TRUST
                                             OF DDI CORPORATION (KDDI)


                                             By: Mizuho Trust & Banking
                                                 Corporation Ltd., Trustee

                                             By: /s/ Nobuo Suzuki
                                                 -------------------------------
                                                     Nobuo Suzuki, Executive
                                                     Officer, General Manager,
                                                     Business Promotion
                                                     Department


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